

Mailstop 4561

Corrected
October 26, 2015

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

   Re: Acacia Research Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed March 2, 2015
     File No. 000-26068

Dear Mr. Haynes:

   We have reviewed your October 1, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2015 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

1. Your response to prior comment 4 in the August 10, 2015 letter states that estimated fair value of your single reporting unit based on the sum of control premium and market capitalization was 4% above the June 30, 2015 carrying value of the net assets. We also note that the estimated fair value based on the income valuation approach was above the carrying value of the net assets. Subsequently, we note that your stock price declined from $8.77 on June 30, 2015 to $7.40 on October 23, 2015, and your revenue decreased from $40 million to $13 million for the 3 months period ended June 30, 2015 and September 30, 2015, respectively. In your Form 10-Q for the quarterly period ended September 30, 2015, please confirm that you will disclose the following: (1) the

percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and (2) a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time). Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services